Exhibit 99.1

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Cummins Westport Inc.

We consent to the use of our report dated March 28, 2013, with respect to the financial statements of Cummins Westport Inc. which comprise the balance sheets as of December 31, 2012 and December 31, 2011, the statements of earnings and comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2012 and December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information which are incorporated by reference in the Short Form Base Shelf Prospectus of Westport Innovations Inc. dated June 20, 2013 that forms a part of the Registration Statement on Form F-10 (File No. 333-187154)

/s/ KPMG LLP

Chartered Accountants

September 25, 2013

Vancouver, Canada

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.